EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2008
Excluding Interest on Deposits
Income before income taxes	$3,535

Fixed charges:
Interest expense	5,265
One-third of rents, net of income from subleases (a)	106

Total fixed charges	5,371

Less: Equity in undistributed income of affiliates	(7)

Income before income taxes and fixed charges, excluding capitalized interest	$8,899

Fixed charges, as above	$5,371

Ratio of earnings to fixed charges	1.66

Including Interest on Deposits
Fixed charges, as above	$5,371
Add: Interest on deposits	4,608

Total fixed charges and interest on deposits	$9,979

Income before income taxes and fixed charges, excluding capitalized interest, as above	$8,899
Add: Interest on deposits	4,608

Total income before income taxes, fixed charges and interest on deposits	$13,507

Ratio of earnings to fixed charges	1.35

(a)	The proportion deemed representative of the interest factor.